Exhibit 99.18

CREAM MINERALS LTD.

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.creamminerals.com

 TSX Venture Exchange Symbol: CMA

March 30, 2011

U.S. 20-F Registration:  000-29870

OTC BB: CRMXF

Frankfurt Stock Exchange:  DFL

CREAM MINERALS ANNOUNCES INITIAL ASSAY RESULTS FROM THE NUEVO MILENIO SILVER-GOLD PROJECT INCLUDING:

1,849 g/t SILVER AND 6.21 g/t GOLD OVER 1.49 METRES

WITHIN 12.62 METRES OF 311.16 g/t SILVER AND 1.106 g/t Gold

Vancouver, BC – March 30, 2011 - Cream Minerals Ltd. (TSX-V - CMA) ("Cream" or the "Company") is pleased to announce the results of assays for drill holes DH 1 – 01 - 11 and DH 1 – 02 – 11 drilled at  a dip of -45 degrees. These are the first assays from the previously announced 10,000 metre drill program at the Nuevo Milenio Silver – Gold Project which began February 6, 2011 and represent initial results of in-fill drilling on the Dos Hornos 1 vein structure.  The high grade assays of 1,849 g/t silver and 6.21 g/t gold are the most positive result results Cream has encountered to date on the Dos Hornos 1 vein structure and compare favourably with the assays of 1,886 g/t silver and 6.18 g/t gold encountered over 3.11 metres on the Veta Tomas vein structure (see Cream’s news release dated March 16, 2010). It is important to note that the Dos Hornos 1 vein structure at 12 plus metres in width is significantly wider than the Veta Tomas vein structure which is 5.1 metres in width.

The objective of the 10,000 metre drill program is three fold including conducting in-fill drilling on the Dos Hornos 1 and Dos Hornos 2 and Veta Tomas vein structures. The in-fill drilling is intended to provide sufficient data to commission a new NI 43-101 resource estimate and to enable the Company to upgrade a significant portion of the current Inferred Mineral Resource to Indicated. These initial assays reported are a positive step towards achieving this goal. With additional assays pending and further in-fill drilling to be completed Cream continues to work towards achieving its stated goal.

A total of 18 diamond drill holes for a total of 4,320 metres have been completed. Diamond saw-cut core samples from 15 holes have been shipped to the preparation Lab. of Inspectorate in Durango, Dgo, Mexico. Following preparation the core samples will be shipped to Inspectorates laboratory in Sparks, Nevada for assaying.

Tables one and two contain summaries of Assays for DH1 – 01 – 11 and DH1 – 02 – 11. Tables three and four contain all Assay results.

Table 1:  DH1 – 01 – 11 Summary of Assays

	Sample #	From m	To m	Intercepted m	Au g/t	Ag g/t
Weighted Average	51702 to 10	41.00	56.40	15.40	0.240	40.93
including	51706 to 10	47.10	56.40	9.30	0.350	53.35
including	51708 to 10	51.70	56.40	4.70	0.690	83.20
including	51709	53.00	55.00	2.00	1.495	163.60

Table 2:  DH 1-02-11 Summary of Assays

	Sample #	From m	To m	Intercepted m	Au g/t	Ag g/t
Weighted Average	51771 to 78	60.20	72.82	12.62	1.106	311.16
including	51771 to 76	60.20	68.82	8.62	1.599	454.69
including	51771 to75	60.20	66.82	6.62	2.070	587.74
including	51772 to 75	62.20	66.82	4.62	2.952	825.47
including	51773	63.34	64.83	1.49	6.210	1849.30
including	51774	64.83	66.00	1.17	3.147	731.90
including	51775	66.00	66.82	0.82	0.664	162.50

Table 3:  DH1-01-11, Section 3, Dos Hornos 1 Assays of Mineralized Intercepts

Sample #	From m	To m	Intercepted m	Au g/t	Ag g/t
51702	41.00	42.50	1.50	0.106	10.10
51703	42.80	43.10	0.30	0.243	25.60
51704	43.10	45.10	2.00	0.042	36.20
51705	45.10	47.10	2.00	0.018	13.30
51706	47.10	49.10	2.00	0.028	24.90
51707	49.10	51.70	2.60	0.019	21.30
51708	51.70	53.00	1.30	0.132	17.00
51709	53.00	55.00	2.00	1.495	163.60
51710	55.00	56.40	1.40	0.057	29.8

Table 4:  DH1-02-11, Section 2, Dos Hornos 1 Assays of Mineralized Intercepts

Sample #	From m	To m	Intercepted m	Au g/t	Ag g/t
51771	60.20	62.20	2.00	0.041	38.60
51772	62.20	63.34	1.14	0.138	60.20
51773	63.34	64.83	1.49	6.210	1849.30
51774	64.83	66.00	1.17	3.147	731.90
51775	66.00	66.82	0.82	0.664	162.50
51776	66.82	68.82	2.00	0.033	14.30
51777	68.82	70.82	2.00	0.01	2.60
51778	70.82	72.82	2.00	0.076	1.10

Mr. Ferdinand Holcapek, P. Eng., Director and Administrator General, Cream Minerals De Mexico, SA de CV, supervises the Company’s exploration programs on the Nuevo Milenio Project. He is responsible for the technical reporting in this news release and is the Company's "Qualified Person" for the purpose of NI 43-101.

Cream Minerals is primarily a silver-gold exploration company with properties in Mexico and Canada. To learn more about Cream Minerals please click here www.creamminerals.com

For further information, please contact:

Frank A. Lang, BA, MA, P.Eng.

Chairman

Michael E. O’Connor
President & CEO

Robert Paul, Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable Canadian securities regulations and including "forwarding-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This forward-looking information is made as of the date of this News Release and except as required under applicable securities legislation, the Company does not intend and does not assume any obligation to update this forward-looking information.  Forward looking information is based on management's current expectations and beliefs and is subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking information in this News Release includes, but is not limited to the planned drilling program on the Nuevo Milenio project and the Nuevo Milenio project’s estimated mineral resource, and that the results of the planned drill program will provide sufficient data to upgrade the Company’s current inferred resource estimate to an indicated resource. Forward-looking information is based on a number of assumptions which management believes are reasonable including that equipment, personnel and approvals will be available when required to complete the planned drilling program, that no disruption to the program will occur as a result of breakdown, labour disputes, or natural hazards, that the assumptions underlying the inferred resources estimate are valid, including but not limited to the projected future prices of silver and gold, continuity of mineralization and grades, and expected recovery methods and rates.  Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials are more than expected, that the future price of silver and/ or gold will differ materially from those implied or estimated, that Canadian / US dollar exchange rates vary in a manner that has a negative effect on the resource estimate, unanticipated delays in obtaining governmental approvals or required financing; that changes in project parameters result in increased costs, of unexpected variations in mineralization, grade or recovery rate and other factors on which the mineral resource estimate is based, of failure of equipment or processes to operate as anticipated, of accidents, labour disputes and other risks generally associated with mineral exploration and development; deterioration in general economic conditions; and changes in laws, rules and regulations applicable to Cream and the Nuevo Milenio project.

CAUTIONARY NOTE TO U.S. READERS REGARDING MINERAL RESOURCES

The United States Securities and Exchange Commission ("SEC") allows mining companies, in their filings with the SEC, to disclose only those mineral deposits they can economically and legally extract or produce.  The Company uses certain terms in this document, such as "mineral resources", and "inferred resources" that are recognized and mandated by Canadian securities regulators but are not recognized by the SEC.  U.S readers are cautioned that while the term ‘inferred resource’ is recognized and required by Canadian regulations, the SEC does not recognize it.  "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable